07006125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. D.C.
186

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SEC FILE NUMBER
8-24050

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crédit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Franzen **(212) 468-7227**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Melissa Franzen, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Crédit Agricole Cheuvreux North America, Inc., for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Melissa Franzen

Chief Financial Officer
Title

ELISA SUAREZ
Notary Public State of New York
No. 01SU6113301
Qualified in King County
Commission Expires July 26, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Cheuvreux North America, Inc.
Year ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

Year ended December 31, 2006

Contents

ERNST & YOUNG

• Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

• Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Crédit Agricole Cheuvreux North America, Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Crédit Agricole Cheuvreux North America, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP
Ernst + Young LLP

February 26, 2007

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$27,725,607
Receivables from customers	25,476,928
Receivables from brokers, dealers and others	24,029,024
Receivables from Parent and affiliates	2,911,067
Fixed assets, at cost (net of accumulated depreciation of $288,623)	436,223
Other assets	1,265,734
Total assets	$81,844,583
Liabilities and stockholder's equity	
Liabilities:	
Payables to customers	$24,123,934
Payables to brokers, dealers and others	25,476,928
Payables to Parent and affiliates	10,285,355
Accounts payable, accrued expenses and other liabilities	375,624
	60,261,841
Subordinated borrowings	10,000,000
Stockholder's equity:	
Common stock (1,000 shares authorized; 2 shares issued and outstanding; no par value)	8,194,985
Retained earnings	3,387,757
	11,582,742
Total liabilities and stockholder's equity	$81,844,583

See accompanying notes.

Crédit Agricole Cheuvreux North America, Inc.

Notes to Statement of Financial Condition

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the "Company"), a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is registered with the Ontario Securities Commission. The Company is a wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Calyon S.A. ("Calyon - Paris"). Calyon - Paris is a wholly owned subsidiary of Crédit Agricole S.A.

The Company markets foreign securities to United States ("US") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in US securities on behalf of US and foreign institutional customers on a fully disclosed basis through a registered US broker-dealer.

2. Significant Accounting Policies

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful life of three to five years.

Amounts payable to and receivable from affiliates and brokers and dealers representing unsettled securities transactions denominated in foreign currencies have been translated at year-end foreign exchange rates.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has at least fifty percent likelihood on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The provisions of FIN 48 are effective for the Company's fiscal year beginning January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the 2007 opening retained earnings balance. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position.

2. Significant Accounting Policies (continued)

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Receivables from and Payables to Brokers, Dealers and Others

Assets:	
Receivables from brokers, dealers and others:	
Securities failed to deliver	$23,945,170
Clearing broker receivable	83,854
Total	$24,029,024
Liabilities:	
Payables to brokers, dealers and others:	
Securities failed to receive	$25,476,928
Total	$25,476,928

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Transactions that were not settled at December 31, 2006, have either subsequently settled or have no material effect on the Statement of Financial Condition.

4. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

5. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for US and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the Statement of Financial Condition.

6. Subordinated Borrowings

The Company has, under two cash subordination agreements approved by the National Association of Securities Dealers Inc., borrowed $10 million (principal balance of $5 million for each loan) from the Parent at an interest rate based on the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. The notes will mature on December 31, 2010. There were no changes in subordinated borrowings during the year.

This cash subordination, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

7. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" on a separate company basis. During the period from January 1, 2006 through December 31, 2006, the Company was a wholly owned subsidiary of the Parent, a foreign corporation domiciled in France. The Company has not recorded any deferred tax assets or liabilities at December 31, 2006.

8. Related Party Transactions

As of December 31, 2006, affiliate-related balances included in the Statement of Financial Condition consist of the following:

Assets:	
Receivables from brokers, dealers and others	$23,945,170
Receivables from Parent and affiliates	2,911,067
Total	$26,856,237
Liabilities:	
Payables to brokers, dealers and others	$25,476,928
Payables to Parent and affiliates	10,285,355
Subordinated borrowings	10,000,000
Total	$45,762,283

9. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, no losses were incurred for the period. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by Calyon New York that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates in two defined contribution plans. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 14%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions are based on the sum of (a) 100% of the first aggregate contributions made not exceeding 3% of the annual eligible base pay and (b) 50% of the remaining aggregate contributions made not to exceed 6%. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

The Money Purchase Pension Plan provides benefits to eligible employees equal to 5% of his/her eligible compensation subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings are 20% vested after three years of service, then 20% more for each year thereafter.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $16,674,318 which was $16,424,318 in excess of the required net capital of $250,000.

12. Financial Instruments

Financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and others; and subordinated borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

END